Exhibit 99.3
Consent of Independent Registered Public Accounting Firm
To the Board of Directors of Bank of Montreal
We consent to the inclusion in this annual report on Form 40-F of:
•	our auditors’ report dated November 24, 2009 on the consolidated balance sheets of Bank of Montreal (the “Bank”) as at October 31, 2009 and 2008, and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2009;
•	our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated November 24, 2009; and
•	our auditors’ report dated November 24, 2009 on the Bank’s internal control over financial reporting as of October 31, 2009 each of which is contained in this annual report on Form 40-F of the Bank for the fiscal year ended October 31, 2009.
We also consent to the incorporation by reference of such reports in the following Registration Statements of the Bank:
1.	Registration Statement — Form F-3 — File No. 333-148054

2.	Registration Statement — Form F-3 — File No. 33-96354

3.	Registration Statement — Form S-8 — File No. 333-113096

4.	Registration Statement — Form S-8 — File No. 333-14260

5.	Registration Statement — Form S-8 — File No. 33-92112
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
November 24, 2009